UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the six-month period ended 30 June 2016 and 2017

GEOPARK LIMITED

Interim condensed consolidated

financial statements

AND explanatory notes

For the six-months period ended 30 June 2016 and 2017

GEOPARK LIMITED

30 JUNE 2017

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes

GEOPARK LIMITED

30 JUNE 2017

CONDENSED CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 30 June 2017 (Unaudited)	Three-months period ended 30 June 2016 (Unaudited)	Six-months period ended 30 June 2017 (Unaudited)	Six-months period ended 30 June 2016 (Unaudited)

REVENUE	2	75,227	45,923	141,935	82,487
Commodity risk management contracts	4	5,881	-	11,268	-
Production and operating costs	5	(25,303)	(13,787)	(42,855)	(26,802)
Geological and geophysical expenses	6	(1,870)	(2,931)	(3,078)	(5,285)
Administrative expenses	7	(11,968)	(8,238)	(20,487)	(15,722)
Selling expenses	8	(89)	(493)	(537)	(3,164)
Depreciation		(19,966)	(16,614)	(35,682)	(38,136)
Write-off of unsuccessful efforts	10	(4,602)	(447)	(4,602)	(447)
Other expenses		(1,468)	(637)	(1,989)	(1,377)
OPERATING PROFIT (LOSS)		15,842	2,776	43,973	(8,446)
Financial expenses	9	(8,098)	(8,128)	(17,630)	(17,663)
Financial income		663	490	952	1,062
Foreign exchange (loss) gain		(4,702)	9,558	(1,793)	17,015
PROFIT (LOSS) BEFORE INCOME TAX		3,705	4,696	25,502	(8,032)
Income tax expense		(4,819)	(6,322)	(20,809)	(5,637)
LOSS (PROFIT) FOR THE PERIOD		(1,114)	(1,626)	4,693	(13,669)
Attributable to:
Owners of the Company		(3,432)	(1,334)	202	(10,589)
Non-controlling interest		2,318	(292)	4,491	(3,080)
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Basic		(0.06)	(0.02)	0.00	(0.18)
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Diluted		(0.06)	(0.02)	0.00	(0.18)

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 JUNE 2017

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 30 June 2017 (Unaudited)	Three-months period ended 30 June 2016 (Unaudited)	Six-months period ended 30 June 2017 (Unaudited)	Six-months period ended 30 June 2016 (Unaudited)
(Loss) Profit for the period	(1,114)	(1,626)	4,693	(13,669)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	(779)	3,205	(247)	5,620
Total comprehensive (loss) income for the period	(1,893)	1,579	4,446	(8,049)
Attributable to:
Owners of the Company	(4,211)	1,871	(45)	(4,969)
Non-controlling interest	2,318	(292)	4,491	(3,080)

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 JUNE 2017

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 30 June 2017 (Unaudited)	Year ended 31 December 2016

ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	487,849	473,646
Prepaid taxes		2,760	2,852
Other financial assets		20,594	19,547
Deferred income tax asset		21,343	23,053
Prepayments and other receivables		231	241
TOTAL NON CURRENT ASSETS		532,777	519,339
CURRENT ASSETS
Inventories		4,698	3,515
Trade receivables		10,337	18,426
Prepayments and other receivables		6,464	7,402
Prepaid taxes		18,261	15,815
Derivative financial instrument assets		7,557	-
Other financial assets		4,967	2,480
Cash at bank and in hand		76,988	73,563
TOTAL CURRENT ASSETS		129,272	121,201
TOTAL ASSETS		662,049	640,540
EQUITY
Equity attributable to owners of the Company
Share capital	11	60	60
Share premium		236,544	236,046
Reserves		129,871	130,118
Accumulated losses		(258,806)	(260,459)
Attributable to owners of the Company		107,669	105,765
Non-controlling interest		40,406	35,828
TOTAL EQUITY		148,075	141,593
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	314,596	319,389
Provisions and other long-term liabilities	13	43,228	42,509
Deferred income tax liability		7,500	2,770
Trade and other payables	14	29,766	34,766
TOTAL NON CURRENT LIABILITIES		395,090	399,434
CURRENT LIABILITIES
Borrowings	12	31,728	39,283
Derivative financial instrument liabilities		-	3,067
Current income tax liability		11,623	5,155
Trade and other payables	14	75,533	52,008
TOTAL CURRENT LIABILITIES		118,884	99,513
TOTAL LIABILITIES		513,974	498,947
TOTAL EQUITY AND LIABILITIES		662,049	640,540

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 JUNE 2017

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Accumulated losses	Non - controlling Interest	Total

Equity at 1 January 2016	59	232,005	127,527	(4,511)	(208,428)	53,515	200,167
Comprehensive income (loss):
Loss for the six-months period	-	-	-	-	(10,589)	(3,080)	(13,669)
Currency translation differences	-	-	-	5,620	-	-	5,620
Total comprehensive income (loss) for the period ended 30 June 2016	-	-	-	5,620	(10,589)	(3,080)	(8,049)
Transactions with owners:
Repurchase of shares	-	(727)	-	-	-	-	(727)
Share-based payment	1	1,747	-	-	(1,108)	83	723
	1	1,020	-	-	(1,108)	83	(4)
Balance at 30 June 2016 (Unaudited)	60	233,025	127,527	1,109	(220,125)	50,518	192,114

Balance at 31 December 2016	60	236,046	127,527	2,591	(260,459)	35,828	141,593
Comprehensive income (loss):
Profit for the six-months period	-	-	-	-	202	4,491	4,693
Currency translation differences	-	-	-	(247)	-	-	(247)
Total comprehensive income (loss) for the period ended 30 June 2017	-	-	-	(247)	202	4,491	4,446
Transactions with owners:
Share-based payment	-	498	-	-	1,451	87	2,036
	-	498	-	-	1,451	87	2,036
Balance at 30 June 2017 (Unaudited)	60	236,544	127,527	2,344	(258,806)	40,406	148,075

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 JUNE 2017

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Six-months period ended 30 June 2017 (Unaudited)	Six-months period ended 30 June 2016 (Unaudited)

Cash flows from operating activities
Profit (Loss) for the period	4,693	(13,669)
Adjustments for:
Income tax expense	20,809	5,637
Depreciation	35,682	38,136
Loss on disposal of property, plant and equipment	24	-
Write-off of unsuccessful efforts	4,602	447
Amortisation of other long-term liabilities	(216)	(869)
Accrual of borrowing’s interests	12,638	13,948
Unwinding of long-term liabilities	1,347	1,242
Accrual of share-based payment	2,036	723
Foreign exchange loss (gain)	1,793	(17,015)
Unrealized gain on commodity risk management contracts	(9,098)	-
Income tax paid	(6,925)	(2,012)
Change in working capital	11,749	1,862
Cash flows from operating activities – net	79,134	28,430
Cash flows from investing activities
Purchase of property, plant and equipment	(49,439)	(14,134)
Cash flows used in investing activities – net	(49,439)	(14,134)
Cash flows from financing activities
Proceeds from borrowings	-	186
Proceeds from loans received from related parties	-	5,210
Principal paid	(12,432)	(10,087)
Repurchase of shares	-	(727)
Interest paid	(12,555)	(12,757)
Cash flows used in financing activities – net	(24,987)	(18,175)
Net increase (decrease) in cash and cash equivalents	4,708	(3,879)
Cash and cash equivalents at 1 January	73,563	82,730
Currency translation differences	(1,283)	396
Cash and cash equivalents at the end of the period	76,988	79,247
Ending Cash and cash equivalents are specified as follows:
Cash in banks	76,975	79,236
Cash in hand	13	11
Cash and cash equivalents	76,988	79,247

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 JUNE 2017

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) is the exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil, Peru and Argentina.

This condensed consolidated interim financial report was authorised for issue by the Board of Directors on 16 August 2017.

Basis of Preparation

The condensed consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2015 and 2016, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2016.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Company are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the condensed consolidated financial statements for the year ended 31 December 2016.

GEOPARK LIMITED

30 JUNE 2017

Note 1 (Continued)

Financial risk management

The Company’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2016.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the Group structure as of 30 June 2017 (a):

(a) LG International is not a subsidiary, it is Non-controlling interest.

There have been no changes in the Group structure since December 2016.

GEOPARK LIMITED

30 JUNE 2017

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a)
	GeoPark Latin America Limited	100%
	GeoPark Latin America Limited – Agencia en Chile	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a)
	GeoPark Colombia SAS (Colombia)	80% (a) (c)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	80% (a) (c)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru Coöperatie U.A. (The Netherlands)	100%
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia E&P S.A.(Panama)	100% (b)
	GeoPark Colombia E&P Sucursal Colombia(Colombia)	100% (b)
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Yamu/Carupana Block (Colombia)	89.5%/100% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	10%
	CPO-4 Block (Colombia)	50% (e)
	Puelen Block (Argentina)	18%
	Sierra del Nevado Block (Argentina)	18%
	CN-V Block (Argentina)	50% (e)
	Manati Field (Brazil)	10%

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator.

GEOPARK LIMITED

30 JUNE 2017

Note 2

Revenue

Amounts in US$ '000	Three-months period ended 30 June 2017	Three-months period ended 30 June 2016	Six-months period ended 30 June 2017	Six-months period ended 30 June 2016

Sale of crude oil	64,082	34,303	118,595	57,472
Sale of gas	11,145	11,620	23,340	25,015
	75,227	45,923	141,935	82,487

Note 3

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment, unrealized result on commodity risk management contracts and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and other operating expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements.

GEOPARK LIMITED

30 JUNE 2017

Note 3 (Continued)

Segment Information (Continued)

Six-months period ended 30 June 2017

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	141,935	110,834	15,975	15,126	-	-	-
Sale of crude oil	118,595	110,511	7,687	397	-	-	-
Sale of gas	23,340	323	8,288	14,729	-	-	-
Production and operating costs	(42,855)	(27,353)	(9,731)	(5,771)	-	-	-
Royalties	(10,580)	(8,625)	(641)	(1,314)	-	-	-
Transportation costs	(1,196)	(652)	(544)	-	-	-	-
Share-based payment	(228)	(123)	(86)	(19)	-	-	-
Other costs	(30,851)	(17,953)	(8,460)	(4,438)	-	-	-
Depreciation	(35,682)	(19,006)	(11,886)	(4,642)	(67)	(63)	(18)
Operating profit / (loss)	43,973	65,169	(9,681)	(682)	(1,987)	(2,038)	(6,808)
Operating netback	100,942	85,676	5,975	9,374	(83)	-	-
Adjusted EBITDA	75,936	75,037	2,227	7,487	(1,721)	(1,875)	(5,219)

Six-months period ended 30 June 2016

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	82,487	47,664	19,006	15,817	-	-	-
Sale of crude oil	57,472	47,664	9,445	363	-	-	-
Sale of gas	25,015	-	9,561	15,454	-	-	-
Production and operating costs	(26,802)	(12,135)	(10,708)	(3,959)	-	-	-
Royalties	(4,327)	(2,074)	(768)	(1,485)	-	-	-
Transportation costs	(1,262)	(604)	(658)	-	-	-	-
Share-based payment	(150)	(117)	(33)	-	-	-	-
Other costs	(21,063)	(9,340)	(9,249)	(2,474)	-	-	-
Depreciation	(38,136)	(14,296)	(16,529)	(7,155)	(91)	(65)	-
Operating (loss) / profit	(8,446)	8,220	(13,177)	2,432	607	(1,647)	(4,881)
Operating netback	52,713	33,069	7,871	11,896	(143)	18	2
Adjusted EBITDA	32,017	23,065	3,524	9,782	1,793	(1,552)	(4,595)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
30 June 2017	662,049	213,926	307,817	96,102	9,741	7,539	26,924
31 December 2016	640,540	182,784	317,969	99,904	6,071	5,020	28,792

GEOPARK LIMITED

30 JUNE 2017

Note 3 (Continued)

Segment Information (Continued)

A reconciliation of total Operating netback to total profit (loss) before income tax is provided as follows:

Three-months period ended 30 June 2017	Three-months period ended 30 June 2016	Six-months period ended 30 June 2017	Six-months period ended 30 June 2016

Operating netback	51,921	31,732	100,942	52,713
Geological and geophysical expenses	(3,644)	(3,135)	(6,073)	(5,438)
Administrative expenses	(11,185)	(8,133)	(18,933)	(15,258)
Adjusted EBITDA for reportable segments	37,092	20,464	75,936	32,017
Unrealized gain on commodity risk management contracts	3,915	-	9,098	-
Depreciation (a)	(19,966)	(16,614)	(35,682)	(38,136)
Write-off of unsuccessful efforts	(4,602)	(447)	(4,602)	(447)
Share-based payment	(1,027)	(233)	(2,036)	(723)
Others (b)	430	(394)	1,259	(1,157)
Operating profit / (loss)	15,842	2,776	43,973	(8,446)
Financial expenses	(8,098)	(8,128)	(17,630)	(17,663)
Financial income	663	490	952	1,062
Foreign exchange (loss) gain	(4,702)	9,558	(1,793)	17,015
Profit / (Loss) before tax	3,705	4,696	25,502	(8,032)

(a)	Net of capitalised costs for oil stock included in Inventories. Depreciation includes US$ 1,588,000 (US$ 1,861,000 in 2016) generated by assets not related to production activities. For the three months period ended 30 June 2017 the amount included in depreciation is US$ 759,000 (US$ 906,000 in 2016).

(b)	Includes allocation to capitalised projects.

The following table presents a reconciliation of Adjusted EBITDA to operating profit for the six-month periods ended 30 June 2017 and 2016:

	Six-months period ended 30 June 2017
	Colombia	Chile	Brazil	Other (c)	Total
Adjusted EBITDA for reportable segments	75,037	2,227	7,487	(8,815)	75,936
Depreciation	(19,006)	(11,886)	(4,642)	(148)	(35,682)
Unrealized gain on commodity risk management contracts	9,098	-	-	-	9,098
Write-off of unsuccessful efforts	(1,625)	-	(2,977)	-	(4,602)
Share-based payment	(259)	(177)	(93)	(1,507)	(2,036)
Others	1,924	155	(457)	(363)	1,259
Operating profit / (loss)	65,169	(9,681)	(682)	(10,833)	43,973

GEOPARK LIMITED

30 JUNE 2017

Note 3 (Continued)

Segment Information (Continued)

	Six-months period ended 30 June 2016
	Colombia	Chile	Brazil	Other (c)	Total
Adjusted EBITDA for reportable segments	23,065	3,524	9,782	(4,354)	32,017
Depreciation	(14,296)	(16,529)	(7,155)	(156)	(38,136)
Write-off of unsuccessful efforts	-	(447)	-	-	(447)
Share-based payment	(263)	(153)	(20)	(287)	(723)
Others	(286)	428	(175)	(1,124)	(1,157)
Operating profit / (loss)	8,220	(13,177)	2,432	(5,921)	(8,446)

(c) Includes Argentina, Peru and Corporate.

Note 4

Commodity risk management contracts

During 2016, the Group entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives were zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives as of 30 June 2017 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the earnings of the periods in which they occur.

Period	Reference	Type	Volume bbl/d	Price US$/bbl

1 November 2016 – 30 June 2017	ICE BRENT	Zero Premium Collar	4,000	50.0 Put 57.0 Call
1 November 2016 – 30 June 2017	ICE BRENT	Zero Premium Collar	2,000	50.0 Put 57.1 Call
1 January 2017 – 30 September 2017	ICE BRENT	Zero Premium Collar	3,000	54.0 Put 61.1 Call
1 January 2017 – 30 September 2017	ICE BRENT	Zero Premium Collar	1,000	54.0 Put 61.0 Call
1 January 2017 – 30 September 2017	ICE BRENT	Zero Premium Collar	2,000	53.0 Put 60.1 Call
1 July 2017 – 31 December 2017	ICE BRENT	Zero Premium Collar	2,000	51.0 Put 57.5 Call
1 July 2017 – 31 December 2017	ICE BRENT	Zero Premium Collar	3,000	51.0 Put 57.5 Call
1 July 2017 – 31 December 2017	ICE BRENT	Zero Premium Collar	1,000	51.0 Put 57.5 Call

GEOPARK LIMITED

30 JUNE 2017

Note 4 (Continued)

Commodity risk management contracts (Continued)

The table below summarizes the gain on the commodity risk management contracts:

	Three-months period ended 30 June 2017	Three-months period ended 30 June 2016	Six-months period ended 30 June 2017	Six-months period ended 30 June 2016
Realized gain on commodity risk management contracts	1,966	-	2,170	-
Unrealized gain on commodity risk management contracts	3,915	-	9,098	-
Total	5,881	-	11,268	-

Note 5

Production and operating costs

Amounts in US$ '000	Three-months period ended 30 June 2017	Three-months period ended 30 June 2016	Six-months period ended 30 June 2017	Six-months period ended 30 June 2016

Staff costs	3,599	2,383	6,959	5,424
Well and facilities maintenance	4,613	2,513	7,274	4,425
Royalties	5,862	2,571	10,580	4,327
Gas plant costs	1,514	1,602	3,052	3,249
Consumables	2,798	1,505	5,399	3,193
Equipment rental	1,281	813	2,360	1,729
Transportation costs	658	505	1,196	1,262
Field camp	585	183	1,124	675
Non operated blocks costs	324	221	605	513
Crude oil stock variation	1,846	48	(100)	308
Share-based payment	116	70	228	150
Other costs	2,107	1,373	4,178	1,547
	25,303	13,787	42,855	26,802

Note 6

Geological and geophysical expenses

Amounts in US$ '000	Three-months period ended 30 June 2017	Three-months period ended 30 June 2016	Six-months period ended 30 June 2017	Six-months period ended 30 June 2016
Staff costs	2,848	2,625	4,889	4,334
Share-based payment	128	58	254	109
Other services	796	510	1,184	1,104
Allocation to capitalised project	(1,902)	(262)	(3,249)	(262)
	1,870	2,931	3,078	5,285

GEOPARK LIMITED

30 JUNE 2017

Note 7

Administrative expenses

Amounts in US$ '000	Three-months period ended 30 June 2017	Three-months period ended 30 June 2016	Six-months period ended 30 June 2017	Six-months period ended 30 June 2016

Staff costs	7,327	5,018	12,675	9,490
Consultant fees	1,079	896	1,930	1,635
Office expenses	615	595	1,234	1,105
Director fees and allowance	1,384	384	2,030	758
Travel expenses	826	436	1,312	632
Share-based payment	783	105	1,554	464
New projects	298	157	441	261
Overhead	(1,984)	(885)	(3,921)	(1,831)
Other administrative expenses	1,640	1,532	3,232	3,208
	11,968	8,238	20,487	15,722

Note 8

Selling expenses

Amounts in US$ '000	Three-months period ended 30 June 2017	Three-months period ended 30 June 2016	Six-months period ended 30 June 2017	Six-months period ended 30 June 2016

Transportation	161	282	415	2,875
Selling taxes and other	(72)	211	122	289
	89	493	537	3,164

Note 9

Financial expenses

Amounts in US$ '000	Three-months period ended 30 June 2017	Three-months period ended 30 June 2016	Six-months period ended 30 June 2017	Six-months period ended 30 June 2016

Bank charges and other financial costs	1,076	467	2,054	1,377
Unwinding of long-term liabilities	742	397	1,347	1,242
Interest and amortisation of debt issue costs	5,862	6,899	13,178	14,410
Interest with related parties	494	394	1,207	789
Less: amounts capitalised on qualifying assets	(76)	(29)	(156)	(155)
	8,098	8,128	17,630	17,663

GEOPARK LIMITED

30 JUNE 2017

Note 10

Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improve-ments	Construction in progress	Exploration and evaluation assets	TOTAL

Cost at 1 January 2016	648,992	13,745	124,832	10,518	29,823	87,000	914,910
Additions	(2,906)(a)	270	-	-	8,153	6,058	11,575
Disposals	-	-	-	-	(300)	(35)	(335)
Write-off of unsuccessful efforts	-	-	-	-	-	(447)(b)	(447)
Transfers	14,796	33	1,951	-	(9,403)	(7,377)	-
Currency translation differences	15,130	136	1,795	38	85	898	18,082
Cost at 30 June 2016	676,012	14,184	128,578	10,556	28,358	86,097	943,785

Cost at 1 January 2017	692,241	14,357	132,413	10,553	32,926	61,773	944,263
Additions	827	303	-	-	28,198	26,094	55,422
Disposals	-	(24)	-	-	-	-	(24)
Write-off of unsuccessful efforts	-	-	-	-	-	(4,602)(c)	(4,602)
Transfers	24,328	(189)	12,173	-	(22,920)	(13,392)	-
Currency translation differences	(861)	(13)	(184)	(3)	70	(185)	(1,176)
Cost at 30 June 2017	716,535	14,434	144,402	10,550	38,274	69,688	993,883

Depreciation and write-down at 1 January 2016	(321,173)	(7,317)	(60,614)	(3,195)	-	-	(392,299)
Depreciation	(30,216)	(1,416)	(5,637)	(445)	-	-	(37,714)
Currency translation differences	(2,818)	(55)	23	(22)	-	-	(2,872)
Depreciation and write-down At 30 June 2016	(354,207)	(8,788)	(66,228)	(3,662)	-	-	(432,885)

Depreciation and write-down at 1 January 2017	(384,739)	(10,049)	(71,698)	(4,131)	-	-	(470,617)
Depreciation	(28,244)	(1,122)	(5,960)	(466)	-	-	(35,792)
Currency translation differences	316	1	54	4	-	-	375
Depreciation and write-down at 30 June 2017	(412,667)	(11,170)	(77,604)	(4,593)	-	-	(506,034)

Carrying amount at 30 June 2016	321,805	5,396	62,350	6,894	28,358	86,097	510,900
Carrying amount at 30 June 2017	303,868	3,264	66,798	5,957	38,274	69,688	487,849

(a)	Corresponds to the effect of reestimation of assets retirement obligations in Colombia.

(b)	Corresponds to unsuccessful exploratory activities performed in 2013 in Chile (Flamenco Block).

(c)	Corresponds to two unsuccessful exploratory wells drilled in Colombia (Llanos 34 Block) and Brazil (REC-T-94 Block) in 2017.

GEOPARK LIMITED

30 JUNE 2017

Note 11

Share capital

Issued share capital	Six-months period ended 30 June 2017	Year ended 31 December 2016

Common stock (US$ ´000)	60	60
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	60,066,530	59,940,881
Total common shares in issue	60,066,530	59,940,881

Authorised share capital

US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable.

Note 12

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2017	Year ended 31 December 2016

Notes GeoPark Latin America Agencia en Chile (a)	303,985	304,059
Banco Itaú (b)	39,891	49,763
Banco de Chile (c)	2,340	4,709
Banco de Crédito e Inversiones (d)	108	141
	346,324	358,672

Classified as follows:

Current	31,728	39,283
Non-Current	314,596	319,389

GEOPARK LIMITED

30 JUNE 2017

Note 12 (Continued)

Borrowings (Continued)

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans. The debt issuance cost for this transaction amounted to US$ 7,637,000. The indenture governing our Notes due 2020 includes incurrence test covenants that provides among other things, that, the Debt to EBITDA ratio should not exceed 2.5 times and the EBITDA to Interest ratio should exceed 3.5 times. As of the date of these interim condensed consolidated financial statements, the Company’s Debt to EBITDA ratio was 2.8 times, primarily due to the lower oil prices that impacted the Company’s EBITDA generation. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others, (other than in each case, certain specific exceptions). EBITDA to Interest ratio was 4.1 times. As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions.

(b) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. In March 2015, the Company reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$ 15,000,000), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate to six-month LIBOR + 4.0%. As a result of the above, the Company paid US$ 10.000.000 in March 2016 and 2017 and September 2016, corresponding to principal payments under the current principal amortization schedule.

The facility agreement includes customary events of default, and requires the Brazilian subsidiary to comply with customary covenants, including the maintenance of a ratio of net debt to EBITDA of up to 3.5x for the first two years and up to 3.0x thereafter. The credit facility also limits the borrower’s ability to pay dividends if the ratio of net debt to EBITDA is greater than 2.5x. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants

GEOPARK LIMITED

30 JUNE 2017

Note 12 (Continued)

Borrowings (Continued)

(c) During December 2015, GeoPark executed a loan agreement with Banco de Chile for US$ 7,028,000 to finance the start-up of new Ache gas field in GeoPark-operated Fell Block. The interest rate applicable to this loan is LIBOR plus 2.35% per annum. The interest and the principal will be paid on monthly basis; with a six months grace period, with final maturity on December 2017.

(d) During February 2016, GeoPark executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal will be paid on monthly basis, with final maturity on February 2019.

As of the date of this interim condensed consolidated report, the Group has available credit lines for over US$ 40,100,000.

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2017	Year ended 31 December 2016

Assets retirement obligation	31,615	29,862
Deferred income	1,891	3,484
Other	9,722	9,163
	43,228	42,509

GEOPARK LIMITED

30 JUNE 2017

Note 14

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2017	Year ended 31 December 2016

Trade payables	47,671	23,650
Payables to related parties (a)	29,008	27,801
Customer advance payments (b)	15,000	20,000
Taxes and other debts to be paid	3,147	3,355
Staff costs to be paid	5,702	7,749
V.A.T.	415	1,102
To be paid to co-venturers	2,307	1,614
Royalties to be paid	2,049	1,503
	105,299	86,774

Classified as follows:

Current	75,533	52,008
Non-Current	29,766	34,766

(a)	The outstanding amount corresponds to advanced cash call payments granted by LGI to GeoPark Chile S.A. for financing Chilean operations in TdF’s blocks. The expected maturity of these balances is July 2020 and the applicable interest rate is 8% per annum.

(b)	In December 2015, the Company entered into a prepayment agreement with Trafigura under which the Company sells and deliver a portion of its Colombian crude oil production. Funds committed are available upon request and will be repaid by the Company on a monthly basis through future oil deliveries over the period of the contract.

Note 15

Capital commitments

Capital commitments are detailed in Note 31 (b) to the audited Consolidated Financial Statements as of 31 December 2016. The following updates have taken place during the six-month period ended 30 June 2017:

Colombia

As of the date of these Interim Condensed Consolidated Financial Statements, GeoPark is awaiting the ANH’s approval of the wells already drilled in Llanos 34 Block, that were presented as fulfilment of the commitments to be performed before 15 March 2017 and 14 September 2019.

On 21 June 2017, ANH approved GeoPark’s relinquishment of 79.15% of the VIM 3 Block area. The remaining area will cover 46,881 acres and the commitments are not affected by this resolution. There is no impact in the Condensed Consolidated Statement of Income since there are no investments associated with the relinquished area.

GEOPARK LIMITED

30 JUNE 2017

Note 15 (Continued)

Capital commitments (Continued)

Argentina

One exploratory well was drilled in the CN-V Block, with testing expected for the third quarter of the year. As a subsequent event, on 10 July 2017, the Ministry of Mendoza notified the extension of the exploratory period to fulfil the commitments in the block until 27 November 2017.

Chile

On 30 June 2017, the Chilean Ministry accepted the Company’s proposal to extend the second exploratory phase in the Flamenco Block for an additional period of 18 months, ending on 7 May 2019. The remaining commitment amounts to US$ 2,100,000.

On 29 May 2017, the Chilean Ministry accepted the Company’s proposal to update the value of the commitments in both the Campanario and Isla Norte Blocks as well as the guarantees related to those commitments. Consequently, the investment commitments assumed by GeoPark are:

•	Campanario Block: 3 exploratory wells before 10 July 2019 (US$ 4,758,000)

•	Isla Norte Block: 2 exploratory wells before 7 May 2019 (US$ 2,855,000)

As of the date of these interim condensed consolidated financial statements, the Company has established a guarantee for its commitments that amounts to US$ 6,403,200.

Brazil

On 12 May 2017, the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) notified the suspension of the exploratory period to fulfill the commitments in the SEAL-T-268 Block.

In the REC-T-94 Block, an exploratory well was drilled and completed in April 2017. As a subsequent event, on 12 July 2017, the ANP notified the suspension of the exploratory period to fulfill the commitments in the block.

Note 16

Fair value measurement of financial instruments

Accounting policies for financial instruments have been applied to classify as either: loans and receivables, held-to-maturity, available-for-sale, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

GEOPARK LIMITED

30 JUNE 2017

Note 16 (Continued)

Fair value measurement of financial instruments (Continued)

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(a) Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2017 and 31 December 2016 on a recurring basis:

Amounts in US$ '000	Level 2	At 30 June 2017
Assets
Derivative financial instrument assets
Commodity risk management contracts	7,557	7,557
Total Assets	7,557	7,557

Amounts in US$ '000	Level 2	Year ended 31 December 2016
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	3,067	3,067
Total Liabilities	3,067	3,067

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 30 June 2017.

(b) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The market-to-market fair value of the Company's outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy.

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis. All of the resulting fair value estimates are included in level 2.

GEOPARK LIMITED

30 JUNE 2017

Note 16 (Continued)

Fair value measurement of financial instruments (Continued)

(c) Fair values of other financial instruments (unrecognised)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Group estimates that the fair value of its main financial liabilities is approximately 95% of its carrying amount including interests accrued as of 31 March 2017 and as of 31 December 2016. Fair values were calculated using discounted cash flow analysis.

Note 17

Subsequent Events

Commodity risk management contracts

On 28 July 2017, the Group entered into new derivative financial instruments to manage its exposure to oil price risk. These derivatives were zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The following table includes the detail information:

Period	Reference	Type	Volume bbl/d	Price US$/bbl

1 October 2017 – 31 March 2018	ICE BRENT	Zero Premium Collar	4,000	50.0 Put 54.90 Call
1 October 2017 – 31 March 2018	ICE BRENT	Zero Premium Collar	2,000	50.0 Put 54.95 Call

Capital commitments

Subsequent events related to capital commitments are detailed in Note 15.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: August 17, 2017